--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ORIENT-EXPRESS HOTELS LTD.
                                (Name of Issuer)

              Class A Common Shares, par value U.S.$0.01 per Share
                         (Title of Class of Securities)

                                    G67743107
                                 (CUSIP Number)

                            Christopher Walton, Esq.
                  Clifford Chance Limited Liability Partnership
                              200 Aldersgate Street
                            London EC1A 4JJ, England
                               011-44-20-7600-1000
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2003
             (Date of Event Which Requires Filing of This Statement)

                       ----------------------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                  (Continued on following pages)

-------------------------------                      ---------------------------

CUSIP No.  G67743107                    13D          Page 2 of Pages 17
-------------------------------                      ---------------------------

------------------------------- -------------------- ---------------------------
----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Citibank International plc
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                       (b)   [ ]
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS
            OO
----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            England and Wales
----------- --------------------------------------------------------------------
---------------------- --------- -----------------------------------------------
  NUMBER OF SHARES     7         SOLE VOTING POWER 0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       8         SHARED VOTING POWER 14,403,300**
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER 0
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER 14,403,300**
---------------------- --------- -----------------------------------------------
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,403,300**
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [X]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.8%***
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or portion of which may be converted into Class A Shares.

*** Based on 28,340,601 Class A Shares outstanding as of April 30, 2003, and including the 2,459,399 Class B Shares referred to above upon conversion thereof.

                                                  (Continued on following pages)

-------------------------------                      ---------------------------

CUSIP No.  G67743107                    13D          Page 3 of Pages 17
-------------------------------                      ---------------------------

------------------------------- -------------------- ---------------------------
----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Citicorp Trustee Company Limited
----------- --------------------------------------------------------------------
----------- ---------------------------------------------------------- ---------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                       (b)   [ ]
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
3           SEC USE ONLY
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
4           SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            England and Wales
----------- --------------------------------------------------------------------
---------------------- --------- -----------------------------------------------
  NUMBER OF SHARES     7         SOLE VOTING POWER 0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       8         SHARED VOTING POWER 14,403,300**
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER 0
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER 14,403,300**
---------------------- --------- -----------------------------------------------
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,403,300**
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [X]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.8%***
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or portion of which may be converted into Class A Shares.

*** Based on 28,340,601 Class A Shares outstanding as of April 30, 2003, and including the 2,459,399 Class B Shares referred to above upon conversion thereof.

                                                  (Continued on following pages)

-------------------------------                      ---------------------------

CUSIP No.  G67743107                    13D          Page 4 of Pages 17
-------------------------------                      ---------------------------

------------------------------- -------------------- ---------------------------
----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Citibank Investments Limited
----------- --------------------------------------------------------------------
----------- ---------------------------------------------------------- ---------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                       (b)   [ ]
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
3           SEC USE ONLY
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
4           SOURCE OF FUNDS
            OO
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            England and Wales
----------- --------------------------------------------------------------------
---------------------- --------- -----------------------------------------------
  NUMBER OF SHARES     7         SOLE VOTING POWER 0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       8         SHARED VOTING POWER 14,403,300**
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER 0
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER 14,403,300**
---------------------- --------- -----------------------------------------------
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,403,300**
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [X]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.8%***
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or portion of which may be converted into Class A Shares.

*** Based on 28,340,601 Class A Shares outstanding as of April 30, 2003, and including the 2,459,399 Class B Shares referred to above upon conversion thereof.

                                                  (Continued on following pages)

-------------------------------                      ---------------------------

CUSIP No.  G67743107                    13D          Page 5 of Pages 17
-------------------------------                      ---------------------------

------------------------------- -------------------- ---------------------------
----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Citibank Overseas Investment Corporation
----------- --------------------------------------------------------------------
----------- ---------------------------------------------------------- ---------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                       (b)   [ ]
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
3           SEC USE ONLY
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
4           SOURCE OF FUNDS
            OO
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            Federally chartered pursuant to Section 25(a) of the U.S.
            Federal Reserve Act
----------- --------------------------------------------------------------------
---------------------- --------- -----------------------------------------------
  NUMBER OF SHARES     7         SOLE VOTING POWER 0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       8         SHARED VOTING POWER 14,403,300**
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER 0
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER 14,403,300**
---------------------- --------- -----------------------------------------------
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,403,300**
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [X]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.8%***
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            HC
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or portion of which may be converted into Class A Shares.

*** Based on 28,340,601 Class A Shares outstanding as of April 30, 2003, and including the 2,459,399 Class B Shares referred to above upon conversion thereof.

                                                  (Continued on following pages)

-------------------------------                      ---------------------------

CUSIP No.  G67743107                    13D          Page 6 of Pages 17
-------------------------------                      ---------------------------

------------------------------- -------------------- ---------------------------
----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Citibank, N.A.
----------- --------------------------------------------------------------------
----------- ---------------------------------------------------------- ---------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                       (b)   [ ]
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
3           SEC USE ONLY
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
4           SOURCE OF FUNDS
            OO
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            National Banking Association
----------- --------------------------------------------------------------------
---------------------- --------- -----------------------------------------------
  NUMBER OF SHARES     7         SOLE VOTING POWER 0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       8         SHARED VOTING POWER 14,403,300**
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER 0
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER 14,403,300**
---------------------- --------- -----------------------------------------------
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,403,300**
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [X]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.8%***
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            BK
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or portion of which may be converted into Class A Shares.

*** Based on 28,340,601 Class A Shares outstanding as of April 30, 2003, and including the 2,459,399 Class B Shares referred to above upon conversion thereof.

                                                  (Continued on following pages)

-------------------------------                      ---------------------------

CUSIP No.  G67743107                    13D          Page 7 of Pages 17
-------------------------------                      ---------------------------

------------------------------- -------------------- ---------------------------
----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Citicorp
----------- --------------------------------------------------------------------
----------- ---------------------------------------------------------- ---------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                       (b)   [ ]
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
3           SEC USE ONLY
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
4           SOURCE OF FUNDS
            OO
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            Delaware
----------- --------------------------------------------------------------------
---------------------- --------- -----------------------------------------------
  NUMBER OF SHARES     7         SOLE VOTING POWER 0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       8         SHARED VOTING POWER 14,403,300**
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER 0
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER 14,403,300**
---------------------- --------- -----------------------------------------------
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,403,300**
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.8%***
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            HC
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or portion of which may be converted into Class A Shares.

*** Based on 28,340,601 Class A Shares outstanding as of April 30, 2003, and including the 2,459,399 Class B Shares referred to above upon conversion thereof.

                                                  (Continued on following pages)

-------------------------------                      ---------------------------

CUSIP No.  G67743107                    13D          Page 8 of Pages 17
-------------------------------                      ---------------------------

------------------------------- -------------------- ---------------------------
----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Citigroup Holdings Company
----------- --------------------------------------------------------------------
----------- ---------------------------------------------------------- ---------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                       (b)   [ ]
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
3           SEC USE ONLY
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
4           SOURCE OF FUNDS
            OO
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            Delaware
----------- --------------------------------------------------------------------
---------------------- --------- -----------------------------------------------
  NUMBER OF SHARES     7         SOLE VOTING POWER 0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       8         SHARED VOTING POWER 14,403,300**
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER 0
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER 14,403,300**
---------------------- --------- -----------------------------------------------
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,403,300**
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [X]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.8%***
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            HC
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or portion of which may be converted into Class A Shares.

*** Based on 28,340,601 Class A Shares outstanding as of April 30, 2003, and including the 2,459,399 Class B Shares referred to above upon conversion thereof.

                                                  (Continued on following pages)

-------------------------------                      ---------------------------

CUSIP No.  G67743107                    13D          Page 9 of Pages 17
-------------------------------                      ---------------------------

------------------------------- -------------------- ---------------------------
----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Citigroup Inc.
----------- --------------------------------------------------------------------
----------- ---------------------------------------------------------- ---------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                       (b)   [ ]
----------- ---------------------------------------------------------- ---------
----------- ---------------------------------------------------------- ---------
3           SEC USE ONLY
----------- ---------------------------------------------------------- ---------
----------- ----------------------------------------------------------
4           SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            Delaware
----------- --------------------------------------------------------------------
---------------------- --------- -----------------------------------------------
  NUMBER OF SHARES     7         SOLE VOTING POWER 0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       8         SHARED VOTING POWER 14,405,775**
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER 0
---------------------- --------- -----------------------------------------------
---------------------- --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER 14,405,775**
---------------------- --------- -----------------------------------------------
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,405,775**
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.8%***
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            HC
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,946,376 Class A Shares and (ii) 2,459,399 Class B Shares, all or portion of which may be converted into Class A Shares.

*** Based on 28,340,601 Class A Shares outstanding as of April 30, 2003, and including the 2,459,399 Class B Shares referred to above upon conversion thereof.

Item 1.   Security and Issuer

This statement relates to the class A common shares, par value $0.01 per share (the "Class A Shares"), of Orient-Express Hotels Ltd., a company organized and existing under the laws of Bermuda ("OEH"), the principal executive offices of which are located at 41 Cedar Avenue, P.O. Box HM 1179, Hamilton HM EX, Bermuda, and the class B common shares, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "OEH Shares"), of OEH. The Class B Shares are convertible into Class A Shares on a one-for-one basis at any time. Holders of the Class A Shares are entitled to one-tenth of a vote per share and holders of the Class B Shares are entitled to one vote per share. The Class A Shares are listed on the New York Stock Exchange. There is no public trading market for the Class B Shares.

Item 2.   Identity and Background

This Statement is being jointly filed by Citibank International plc (the "Agent"), Citicorp Trustee Company Limited (the "Trustee"), Citibank Investments Limited ("CIL"), Citibank Overseas Investment Corporation ("COIC"), Citibank, N.A. ("Citibank"), Citicorp ("Citicorp"), Citigroup Holdings Company ("Citigroup Holdings") and Citigroup Inc. ("Citigroup" and, together with the Agent, the Trustee, CIL, COIC, Citibank, Citicorp, and Citigroup Holdings, the "Reporting Persons").

The Agent is a public limited company organized under the laws of England and Wales. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. The Agent, which is authorised by the U.K. Financial Services Authority under the U.K. Financial Services and Markets Act 2000, provides corporate and investment banking, private banking and asset management and consumer banking products and services through business divisions and a branch network in the United Kingdom and Continental Europe.

The Trustee is a limited company organized under the laws of England and Wales. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. The Trustee, which is authorised under the U.K. Financial Services and Markets Act 2000, primarily acts as depositary or trustee for authorised collective investment schemes in the United Kingdom. In addition, the Trustee undertakes the trusteeship of selected debt issues made by corporations in the United Kingdom or overseas.

CIL is a limited company organized under the laws of England and Wales and is the sole stockholder of each of the Agent and the Trustee. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. CIL is the holding company for subsidiary undertakings of Citibank in the United Kingdom primarily engaged in the provision of international banking and related financial services.

COIC is federally chartered pursuant to Section 25(a) of the U.S. Federal Reserve Act and is the sole stockholder of CIL. The address of its principal business office is One Penn's Way, New Castle, Delaware 19720. COIC is an investment corporation that facilitates foreign capital ttransactions and equity investments.

Citibank is a national banking association and is the sole stockholder of COIC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Citigroup Holdings is a U.S. bank holding company. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899.

Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of the principal business office of Citigroup is 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world.

A joint filing agreement of the Reporting  Persons is attached hereto as Exhibit
1.

The following information with respect to each executive officer and director of the Agent, the Trustee and Citigroup is set forth in Schedules A, B and C to this Statement: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup, announced final agreements with the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto
Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation. SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the individuals set forth in Schedules A, B or C to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar
misdemeanors)   or  was  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The citizenship of each executive officer and director of the Agent, the Trustee and Citigroup is identified in Schedules A, B and C to this Statement.

Item 3.   Source and Amount of Funds or Other Consideration

The information contained in Item 4 of this Statement is incorporated herein by reference.

Item 4.   Purpose of Transaction

In connection with entering into a Term Facility Agreement (the "Facility Agreement"), dated June 10, 2003, among (1) Sea Containers British Isles Limited ("SCBIL"), (2) SBCIL's affiliates named therein (the "Guarantors"), including Sea Containers Limited ("SCL"), (3) Citigroup Global Markets Limited, Fortis Bank and The Governor and Company of the Bank of Scotland (the "Arrangers"), (4) Citicorp North America, Inc. ("CNA"), Fortis Bank S.A./N.V. ("FB") and The Governor and Company of the Bank of Scotland ("BoS" and, together with CNA and FB, the "Original Lenders"), (5) the Agent and (6) the Trustee, a copy of which is filed as Exhibit 2 to this Statement, providing a secured term loan facility of $158,000,000 (the "Facility") to SBCIL, SCL was required, prior to any draw-down under the facility, to enter into a Custodian Account Charge (the "Charge"), dated June 10, 2003, among SCL, the Trustee and Citibank, a copy of which is filed as Exhibit 3 to this Statement, and an Escrow Agreement (the "Escrow Agreement"), dated June 10, 2003, among SCL, the Trustee and Citibank, a copy of which is filed as Exhibit 4 to this Statement, and to grant to the Agent an irrevocable limited power-of-attorney (the "Power"), dated June 10, 2003, a copy of which is filed as Exhibit 5 to this Statement. The Facility Agreement, the Charge, the Escrow Agreement and the Power are hereby incorporated in this Statement by reference.

The Charge and the Power were entered into by SCL to provide security for amounts loaned to SBCIL by the Original Lenders and any additional lenders that may subsequently become a party to the Facility Agreement under the Facility ("New Lenders" and, together with the Original Lenders, the "Lenders"). Until such time as any New Lenders become party to the Facility Agreement, each of CNA and BoS have agreed to make available for borrowing under the Facility up to an aggregate amount of $35,000,000 until July 1, 2003, and each of CNA, FB and BoS have agreed to make available for borrowing under the Facility up to one-third of an aggregate amount of $158,000,000 on or after July 1, 2003.

Under the Facility Agreement, the Agent has the right to sell the OEH Shares, at such times, in such manner and in such volumes as the Agent may direct in its absolute discretion, at any time following the earlier of the occurrence of (1) an event of default under the Facility Agreement, (2) any date on or after November 15, 2003 on which the listed value of the OEH Shares is less than $50,000,000, (3) November 15, 2003, if on such date the closing dates for the sale by SBCIL and its affiliates of certain assets specified in the Facility Agreement have not yet occurred, or (4) any date before November 15, 2003 on which the proceeds from the sale by SBCIL and its affiliates of certain assets specified in the Facility Agreement are less than the amount specified in the Facility Agreement for the sale of such assets and SBCIL does not satisfy an obligation under the Facility Agreement as a result of the shortfall of such proceeds to make a pre-payment of amounts borrowed under the Facility. The amount specified in the Facility Agreement to be realized upon the sale of any of the specified assets should not be construed as an indication of the market value of any such asset or the proceeds actually expected to be realized upon the sale thereof by SCL or any other party to the Facility Agreement. The actual proceeds received from such asset sales, if they occur, are likely to differ from the amounts set forth in the Facility Agreement.

SCL granted the Power to the Agent to enable and permit the Agent to sell the OEH Shares in order to enforce the rights of the Agent granted pursuant to the terms of the Facility Agreement.

SCL entered into the Charge to provide a charge over all of its right, title and interest in the OEH Shares for the benefit of the Trustee and the Agent, the Arrangers, the Lenders and any receivers in respect of the assets of SCL and the Guarantors securing amounts borrowed under the Facility. The Charge will remain in effect until all obligations of SCBIL and the Guarantors under the Facility Agreement and the related finance documents have been unconditionally and irrevocably paid and discharged in full or until the Agent shall otherwise direct. Pursuant to the Charge, upon receipt from the Agent of a notice that an event of default under the Facility Agreement has occurred, the Custodian will be required to transfer the OEH Shares to the Trustee. If an event of default under the Facility Agreement occurs and is continuing, pursuant to the Charge the Trustee may solely and exclusively exercise (or refrain from exercising) all voting powers pertaining to the OEH Shares, and may sell, transfer, grant options over or otherwise dispose of the OEH Shares, in either case in such manner and on such terms which the Trustee in its absolute discretion thinks fit.

SCL entered into the Escrow Agreement to establish a custody account in which to hold the OEH Shares subject to the security interest in such OEH Shares granted to the Trustee pursuant to the Charge.

The Agent and the Trustee will review on a continuous basis their interests in the OEH Shares. The Agent and the Trustee may in the future take such actions in respect of their interests in the OEH Shares as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include holding the OEH Shares they may be deemed to beneficially own or disposing of the OEH Shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Additionally, it is possible that the Trustee, the Agent and/or the other Reporting Persons could seek to acquire additional OEH Shares, although none of them has any current plans to do so. Any acquisition of OEH Shares could be effected in the open market, in privately negotiated transactions, or otherwise. OEH Shares may be transferred from time to time among the Reporting Persons and their affiliates. Any sales, purchases or transfers or other actions described in this Statement may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the Agent and the Trustee will take into consideration various factors, such as the obligations of the Agent and the Trustee to the Lenders, SCL's business, prospects and financial condition, other developments concerning SCL, the market price for the OEH Shares, stock market conditions, general economic conditions, OEH's business and prospects and other developments concerning OEH.

On February 18, 2003, OEH filed with the Commission a shelf registration statement on Form S-3 under the Securities Act (the "Shelf Registration Statement"), registering for sale under the Securities Act, from time to time, the 14,403,300 Class A Shares (including 2,459,399 Class B Shares issuable upon conversion thereof) owned of record by SCL. The Shelf Registration Statement was declared effective by the Commision, and would allow the sale of the OEH Shares by SCL, the Agent or the Trustee through a public offering or in the public market. The Facility Agreement contains provisions whereby SCL has agreed to use its reasonable best efforts, including through using its voting rights and board representation in OEH, to procure that OEH will maintain the effectiveness of the Shelf Registration Statement and cooperate with any offering of the OEH Shares that might be made thereunder or otherwise. The Agent (acting pursuant to the Power), the Trustee (acting pursuant to the Charge) or SCL (with the consent of the Agent) may dispose of the OEH Shares through a public offering or in open market sales as contemplated by the Shelf Registration Statement or otherwise. The Reporting Persons or their affiliates may act as an underwriter or agent in connection with any such sales.

Except as set forth above, none of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedule A, B or C to this Statement, has any plans or proposals, that relate to or would result in (a) the acquisition by any person of additional securities of OEH or the disposition of securities of OEH; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving OEH or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of OEH or any of its subsidiaries; (d) any change in the present board of directors or management of OEH, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of OEH; (f) any other material change in OEH's business or corporate structure; (g) changes in OEH's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of control of OEH by any person; (h) any class of OEH's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any class of OEH's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

As of the date of this Statement, the Reporting Persons may be deemed to beneficially own, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 14,405,775 OEH Shares. This amount includes (i) 14,403,300 OEH Shares (consisting of 11,943,901 Class A Shares and 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares) of which SCL is the record owner but which the Reporting Persons may be deemed to beneficially own as a result of the Facility Agreement, the Charge and the Power and (ii) 2,475 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third party customers. The 14,403,300 OEH Shares held of record by SCL represent approximately 46.76% of the Class A Shares outstanding (based on 28,340,601 Class A Shares outstanding as of April 30, 2003 and including the 2,459,399 Class B Shares referred to above upon conversion thereof), and the 2,475 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third party customers represent less than 0.01% of the Class A Shares outstanding.

By virtue of entering into the Charge, as of the date of this Statement, the Trustee may be deemed to have sole voting and dispositive power with respect to the 14,403,300 OEH Shares owned of record by SCL. The Trustee expressly disclaims beneficial ownership of the OEH Shares owned of record by SCL.

By virtue of entering into the Facility Agreement and having been granted the Power by SCL, as of the date of this Statement the Agent may be deemed to have sole dispositive power with respect to the 14,403,300 OEH Shares owned of record by SCL. The Agent expressly disclaims beneficial ownership of the OEH Shares owned of record by SCL.

Citigroup may be deemed to have shared voting power with third party customers of subsidiaries of Citigroup with respect to the 2,475 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third party customers. Citigroup expressly disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third party customers.

By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and/or dispositive power over the shares that may be deemed to be beneficially owned by the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of the OEH Shares that may be deemed to be beneficially owned by the other Reporting Persons.

Neither the filing of this Statement, nor any of its contents, shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any OEH Shares referred to in this Statement for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

During the past 60 days preceding the date of this Statement, none of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedules A, B and C to this Statement, has effected any transaction in the shares of OEH, except as described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Facility Agreement, the Charge, the Escrow Agreement and the Power contained in Item 4 of this Statement are incorporated herein by reference. Such descriptions are summaries of certain provisions of the Facility Agreement, the Charge, the Escrow Agreement and the Power, copies of which have been filed as Exhibits 2, 3, 4 and 5 to this Statement and are incorporated by reference in this Statement, and such summaries are qualified by, and subject to, the more complete information contained in such documents.

Except as described in this Statement or in the documents referred to and incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedules A, B or C to this Statement, or between such persons and any person with respect to any securities of OEH.

Item 7.  Material to be Filed as Exhibits

1. Joint Filing Agreement, dated as of June 20, 2003, among the Agent, the Trustee, CIL, COIC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

2. Term Facility Agreement, dated June 10, 2003, among SCBIL, the Guarantors (including SCL), the Arrangers, the Original Lenders, the Agent and the Trustee.*

3. Custodian Account Charge, dated June 10, 2003, among SCL, the Trustee and Citibank.

4. Escrow Agreement, dated June 10, 2003, among SCL, the Trustee and Citibank.

5. Power-of-Attorney, dated June 10, 2003, of SCL.


----------------------

* Confidential treatment requested for portions of this exhibit.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2003

CITIBANK INTERNATIONAL PLC

By:           /s/ Andrew M. Gaulter
              -------------------------------
Name:         Andrew M. Gaulter
Title:        Company Secretary



CITICORP TRUSTEE COMPANY LIMITED

By:           /s/ Jill Robson
              -------------------------------
Name:         Jill Robson
Title:        Company Secretary



CITIBANK INVESTMENTS LIMITED

By:           /s/ Andrew M. Gaulter
              -------------------------------
Name:         Andrew M. Gaulter
Title:        Company Secretary



CITIBANK OVERSEAS INVESTMENT CORPORATION

By:           /s/ William H. Wolf
              -------------------------------
Name:         William H. Wolf
Title:        Executive Vice President



CITIBANK, N.A.

By:           /s/ Serena D. Moe
              -------------------------------
Name:         Serena D. Moe
Title:        Assistant Secretary



CITICORP

By:           /s/ Serena D. Moe
              -------------------------------
Name:         Serena D. Moe
Title:        Assistant Secretary

CITIGROUP HOLDINGS COMPANY

By:           /s/ Serena D. Moe
              -------------------------------
Name:         Serena D. Moe
Title:        Assistant Secretary



CITIGROUP INC.

By:           /s/ Serena D. Moe
              -------------------------------
Name:         Serena D. Moe
Title:        Assistant Secretary

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           CITIBANK INTERNATIONAL PLC

Name, Position, Citizenship                 Title
(United Kingdom, unless
otherwise indicated)
-------------------------------------- -----------------------------------------
Winfried F. W. Bischoff                                                Chairman,
Director                                                        Citigroup Europe
United Kingdom and Germany                                      Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

Andrew Martin Gaulter                                          Company Secretary
Secretary                                                       Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

Michael Stuart Klein                                    Chief Executive Officer,
Director                               Global Corporate and Investment Bank EMEA
United States                                                   Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

William Joseph Mills                                    Chief Operating Officer,
Director                               Global Corporate and Investment Bank EMEA
United States                                                   Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

John Martin Nestor                                                Business Head,
Director                                         Citigroup Asset Management EMEA
                                                                Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

John Joseph Roche                                         Non-Executive Director
Director                                                        Citigroup Centre
United States                                                      Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

William Meredith Samuel                                        Managing Director
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

Jean-Paul Francois Caroline Votron                      Chief Executive Officer,
                                                              Consumer Bank EMEA
Director                                     263g Boulevard Generaal Jacqueslaan
Belgium                                                            1050 Brussels

Terence Ivan Williams                                         Managing Director,
                                                        CitiFinancial Europe plc
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

John Walter Anderson                                      Non-Executive Director
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

Francesco Paolo Vanni d'Archirafi                  Chairman and Chief Executive,
                                                      Citibank International plc
Director                                                        Citigroup Centre
Italy                                                              Canada Square
                                                                    Canary Wharf
                                                         London E14 5LG, England

                                   SCHEDULE B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                        CITICORP TRUSTEE COMPANY LIMITED

Name, Position, Citizenship
(United Kingdom,
unless otherwise indicated)                                Title
---------------------------------------- ---------------------------------------
Robert Harry Binney                                                     Director
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Citicorporate Limited                                                  Secretary
Secretary                                                       Citigroup Centre
England and Wales                                                  Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Stephen David James                                          Compliance Director
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

David John Mares                                      Client Transaction Manager
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Derrick Bernard Boniface                                        Finance Director
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Anne Ellen Frascarelli                                             Risk Director
Director                                                        Citigroup Centre
United States                                                      Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Robert James Gibson                                          Operations Director
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Jillian Rosemary Hamblin                               Director (Corporate Debt)
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Viola Joyce Deloris Japaul                             Director (Corporate Debt)
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Marne Lidster                                          Director (Corporate Debt)
Director                                                        Citigroup Centre
Canada                                                             Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

John David Morris                                         Non-Executive Director
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Sean David Quinn                                                 Chief Executive
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

Huw St.John Rees                                             Compliance Director
Director                                                        Citigroup Centre
                                                                   Canada Square
                                                                    Canary Wharf
                                                         London E14 5LB, England

                                   SCHEDULE C

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.

             Name, Position, Citizenship
     (United States,
unless otherwise indicated)                               Title
--------------------------------------------------------------------------------
C. Michael Armstrong                                           Chairman, Comcast
Director                                                  295 North Maple Avenue
                                                         Basking Ridge, NJ 07920

Alain J. P. Belda                            President & Chief Executive Officer
Director                                                              ALCOA Inc.
Brazil                                                           390 Park Avenue
                                                              New York, NY 10022

George David                                  Chairman & Chief Executive Officer
Director                                         United Technologies Corporation
                                                               1 Financial Plaza
                                                              Hartford, CT 06101

Kenneth T. Derr                                                Chairman, Retired
Director                                               ChevronTexaco Corporation
                                                               575 Market Street
                                                         San Francisco, CA 94105

John M. Deutch                                               Institute Professor
Director                                   Massachusetts Institute of Technology
                                                        77 Massachussetts Avenue
                                                                      Room 6-208
                                                             Cambridge, MA 02139

The Honorable Gerald R. Ford               Former President of the United States
Honorary Director                                            Post Office Box 927
                                                         Rancho Mirage, CA 92270

Ann Dibble Jordan                                                     Consultant
Director                                                   2904 Benton Place, NW
                                                            Washington, DC 20008

Dudley C. Mecum                                                Managing Director
Director                                                      Capricorn Holdings
                                                              30 East Elm Street
                                                             Greenwich, CT 06830

Richard D. Parsons                                       Chief Executive Officer
Director                                                  AOL - Time Warner Inc.
                                                            75 Rockefeller Plaza
                                                                      29th Floor
                                                              New York, NY 10019

Andrall E. Pearson                                             Founding Chairman
Director                                                       Yum! Brands, Inc.
                                                              660 Steamboat Road
                                                            Greenbwich, CT 06830

Roberto Hernandez Ramirez                                               Chairman
Director                                             Banco de Nacional de Mexico
Mexico                                         Actuario Roberto Medellin No. 800
                                                             Col. Santa Fe 01210
                                                             Mexico City, Mexico

Robert E. Rubin                                   Chairman, Executive Committee,
Director and Executive Officer                                    Citigroup Inc.
                                           Member of the Office of the Chairman,
                                                                  Citigroup Inc.
                                                                 399 Park Avenue
                                                              New York, NY 10043

Franklin A. Thomas                                   Consultant, TFF Study Group
Director                                                      595 Madison Avenue
                                                                      33rd Floor
                                                              New York, NY 10022

Sanford I. Weill                            Chairman and Chief Executive Officer
Director and Executive Officer                                    Citigroup Inc.
                                                                 399 Park Avenue
                                                              New York, NY 10043

Arthur Zankel                                            Senior Managing Member,
Director                                      High Rise Capital Management, L.P.
                                                              535 Madison Avenue
                                                                      26th Floor
                                                              New York, NY 10022

Winfried F. W. Bischoff                                                Chairman,
Executive Officer                                               Citigroup Europe
United Kingdom and Germany                                       399 Park Avenue
                                                              New York, NY 10043

Michael A. Carpenter                                               Chairman and
                                             Chief Executive Officer - Citigroup
Executive Officer                                             Global Investments
                                                                 399 Park Avenue
                                                              New York, NY 10043

Robert Druskin                                                  Chief Operations
                                                        and Technology Officer -
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                              New York, NY 10043

Stanley Fischer                                   Vice Chairman - Citigroup Inc.
Executive Officer                                                399 Park Avenue
                                                              New York, NY 10043

William P. Hannon                                                   Controller &
                                            Chief Accounting Officer - Citigroup
Executive Officer                                                           Inc.
                                                                 399 Park Avenue
                                                              New York, NY 10043

Michael S. Helfer                                            General Counsel and
                                                  Corporate Secretary -Citigroup
                                                                            Inc.
                                                                 399 Park Avenue
                                                              New York, NY 10043

Thomas Wade Jones                                                     Chairman &
                                                Chief Executive Officer - Global
Executive Officer                                      Investment Management and
                                                           Private Banking Group
                                                                 399 Park Avenue
                                                              New York, NY 10043

Sallie Krawcheck                                                    Chairman and
                                          Chief Executive Officer - Smith Barney
Executive Officer                                                399 Park Avenue
                                                              New York, NY 10043

Marjorie Magner                                        Chief Operating Officer -
                                                           Global Consumer Group
Executive Officer                                                399 Park Avenue
                                                              New York, NY 10043

Michael T. Masin                                               Vice Chairman and
                                                         Chief Operating Officer
Executive Officer                                                 Citigroup Inc.
                                                                 399 Park Avenue
                                                              New York, NY 10043

Deryck C. Maughan                                 Vice Chairman - Citigroup Inc.
Executive Officer                                                399 Park Avenue
United Kingdom                                                New York, NY 10043

Victor J. Menezes                          Senior Vice Chairman - Citigroup Inc.
Executive Officer                                                399 Park Avenue
                                                              New York, NY 10043

Charles O. Prince, III                                        Chairman and CEO -
                                                   Citigroup Global Markets Inc.
Executive Officer                                                399 Park Avenue
                                                              New York, NY 10043

William R. Rhodes                         Senior Vice President - Citigroup Inc.
Executive Officer                                                399 Park Avenue
                                                              New York, NY 10043

Todd S. Thomson                         Chief Financial Officer - Citigroup Inc.
Executive Officer                                                399 Park Avenue
                                                              New York, NY 10043

Robert B. Willumstad                                  President - Citigroup Inc.
Executive Officer                                                399 Park Avenue
                                                              New York, NY 10043